EDGAR CORRESPONDENCE
Securities & Exchange Commission
Division of Investment Management
450 5 th Street, NW
Washington, DC 20549


October 25, 2016

Re: Zazove Convertible Securities Fund, Inc. ("Registrant"), SEC File No. 811-09189

Ladies and Gentlemen:

This letter is being written on behalf of Registrant in response to comments received from the Securities and Exchange Commission (the "Commission") on a phone call on October 5, 2016 with regard to Form N-CSR for the year ended December 31, 2015.

In connection with the Commission's comments, Registrant acknowledges the following:

Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form N-CSR
On August 26, 2016, Registrant filed its Semi Annual Report on Form N-CSR for the six months ended June 30, 2016. The Commission noted that the Semi-Annual Report should be filed on Form N-CSRS. Registrant will utilize Form N-CSRS for the Semi-Annual Report on a going forward basis beginning with the Semi-Annual Report for the period ending June 30, 2017.


On February 26, 2016, Registrant filed its Annual Report on Form N-CSR for the year ended December 31, 2015. The Commission noted the following items with regard to the Annual Report:

1.  Audit Opinion Signature to Include City and State
The Annaul Report did not include the City and State of the Independent Accounting firm that issued the audit opinion. Registrant will request that its Independent Accounting firm include the city and state with its signature on the audit opinion on a going forward basis beginning with the Annual Report for the year ending December 31, 2016.

2.  Separate Line Item for Investment Advisory Fees Payable
The Statement of Assets and Liabilities included with the Annual Report did not include a separate line itme for investment adivisory fees payable. The Commission requested a confirmation that there was not any amounts owing for investment advisory fees that may have been included with another liability item on the Statement of Assets and Liabilities. The Registrant confirms that no amounts were owing for investment advisory fees as of December 31, 2015. Any amounts owing to for Investment Adivsory Fees will be disclosed as a separate liability item on Registrant's financial statements.

3.  Option Strike Price
The Commission requested that any options and warrants included on the Statement of Assets and Liabilities include the applicalbe strike price for the instrument. Registrant will include the strike price for such instruments on a going forward basis beginning with Registrant's
September 30, 2016 Form N-Q.

4.  Derivative Disclosure
The footnotes to Registrant's Annual Report for the year ended December
31, 2015 include discslosures required per FASB ASC Topic 815, Derivatives and Hedging. While the Topic 815 discslosures included in the footnotes include information with regard to quantity, valuation and realized and unrealized gain and loss, the disclosure did not include information with regard to trading volume. The Commission requested the Topic 815 discslosure include information with regard to trading volume. Registrant will include information with regard to trading volume in its Topic 815 disclosure on a going forward basis beginning with Registrant's September 30, 2016 Form N-Q.


Please contact the undersigned with any questions at (847)239-7100.

Sincerely,

Steven M. Kleiman
Secretary and Treasurer